# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAIHEAT Ltd, CIK 0001847075
CUSIP: G7852T145
Title of class of securities: Class A and Class B Ordinary Shares, par value $0.0015 per share
Address of issuer's principal executive offices: #266A South Bridge Road, #02-01, Singapore, Singapore (U0), 058815
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0002138840
Persons authorized to receive notices and communications: To Ma, Vistra Corporate Services Centre, Suite, 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Seychelles (T2), 00000, 248 4325 600

## Reporting persons
- Energy Science Artist Holding Limited (CIK 0002011948): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 642,043; shared voting power 0; sole dispositive power 642,043; shared dispositive power 0; aggregate amount beneficially owned 642,043 (100% of the class)
- Longwin Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Seychelles (T2); source of funds: other (OO); sole voting power 642,043; shared voting power 0; sole dispositive power 642,043; shared dispositive power 0; aggregate amount beneficially owned 642,043 (100% of the class)
- To Ma (CIK 0002138840): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 642,043; shared voting power 0; sole dispositive power 642,043; shared dispositive power 0; aggregate amount beneficially owned 642,043 (100% of the class)
  Comment: For box 7, 9 and 11: Represents 642,043 Class B ordinary shares held by Energy Science Artist Holding Limited. For box 13: Represents 100% class B ordinary shares

## Item 1. Security and Issuer
Title of class of securities: Class A and Class B Ordinary Shares, par value $0.0015 per share
Name of issuer: SAIHEAT Ltd
Address of issuer's principal executive offices: #266A South Bridge Road, #02-01, Singapore, Singapore (U0), 058815
Comment: This amendment No.2 to Schedule 13D/A (this "Schedule 13D/A") relates to the Class A ordinary shares, par value $0.0015 per share (the "Class A ordinary shares") and Class B ordinary shares, par value $0.0015 per share (the "Class B ordinary shares"), of SAIHEAT Limited (the "Issuer"), a Cayman Islands exempted company. The address of the Issuer's principal executive office is #266A South Bridge Road, #02-01 Singapore (058815).

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is filed by (i) Energy Science Artist Holding Limited ("Energy Science"), a British Virgin Islands Business Company; (ii) Longwin Global Limited ("Longwin Global"), a Seychelles company; and (iii)To Ma, the sole shareholder of Longwin Global. Energy Science, Longwin Global and To Ma are deemed to be the "Reporting Persons" and, may be referred to herein as each a "Reporting Person".
Residence or business address: The business address for Energy Science and Longwin Global is Asia Leading Chambers, Road Town, Tortola VG1110, British Virgin Islands and Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles, respectively
Present principal occupation or employment: The principal business of each of Energy Science and Longwin Global is to serve as a holding company. To Ma is a private entrepreneur.
Criminal convictions in the last five years: During the last five years, none of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 5, 2026, Peng Zhang entered into a share transfer form with Longwin Global, pursuant to which Peng Zhang, as transferor, agreed to transfer his one ordinary share of Energy Science, representing 100% issued share capital of Energy Science, to Longwin Global, as transferee (the " Transaction") at a consideration of US$1,000,000. The consummation of the Transaction resulted in a change in control of the Issuer, with To Ma becoming the sole controlling shareholder of the Issuer, holding 84.36% voting power in the Issuer. Subsequent to the Transaction, each of Energy Science and Longwin Global is 100% controlled by its sole shareholder, To Ma.

## Item 4. Purpose of Transaction
Purpose of transaction: See response to Item 3. Except to the extent provided in this Schedule 13D/A, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of this Schedule 13D/A. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Rows (11) and (13) of the cover pages to this Schedule 13D/A. The percentage used in Row (13) of the cover page to this Schedule 13D/A is calculated based upon 1,190,317 class A ordinary shares and 642,043 Class B ordinary shares currently outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows (7) through (10) of the cover pages to this Schedule 13D/A.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Schedule 13D/A, each of the Reporting Persons has not effected any transaction in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A ordinary shares or the Class B ordinary shares held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this Schedule 13D/A, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement dated June 5, 2026, by and among the Reporting Persons

## Signatures
- Energy Science Artist Holding Limited: /s/ To Ma, To Ma / Director (06/05/2026)
- Longwin Global Limited: /s/ To Ma, To Ma / Director (06/05/2026)
- To Ma: /s/ To Ma, To Ma (06/05/2026)